U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 15, 2025 at 10:00AM Beijing Time, Recon Technology, Ltd (the “Company”) held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2024.  At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on March 27, 2025.

1. Elect two Class III members of the board of directors to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2027 or until their successors are duly elected and qualified;.

Name	For	Against	Abstain
Shenping Yin	303,047,183	28,321	2,691
Guangqiang Chen	303,047,154	28,350	2,691
Jia Liu	303,047,144	28,358	2,693

2. Ratify the appointment of ENROME LLP as the Company’s registered public accounting firm for the fiscal year ending June 30, 2025.

For	Against	Abstain
303,056,141	19,673	2,381

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: May 19, 2025	By:	/s/ Jia Liu
		Name:	Jia Liu
		Title:	Chief Financial Officer